Exhibit 99.1

Super Hi Announces Changes to Executive Leadership and Board Composition

SINGAPORE, June 21, 2024 (GLOBE NEWSWIRE) -- Super Hi International Holding Ltd. (NASDAQ: HDL and HKEX: 9658) (“Super Hi” or the “Company”), a leading Chinese cuisine restaurant brand operating Haidilao hot pot restaurants in the international market, today announced the appointment of Ms. Yang Lijuan as the new Chief Executive Officer and as executive director of the Company, effective July 1, 2024.

"The Board is delighted to appoint Ms. Yang as Super Hi’s new CEO," said Ms. Shu Ping, Chairlady and non-executive director of Super Hi. "Her proven track record, including navigating Haidilao International Holding Ltd. ("Haidilao International") through the challenges of the pandemic and over 27 years of experience in restaurant operations and management of Haidilao International, makes her the ideal candidate for this role. During her time serving in various executive roles at Haidilao International, Ms. Yang has built up exceptional capabilities and deep industry insights, and has demonstrated an unmatched tenacity and pioneering spirit. For instance, her implementation of data-based, strategically-minded operational adjustments at Haidilao International helped establish a foundation for its sustainable future growth, and attracted significant praise. Furthermore, Ms. Yang led the overseas expansion of the Haidilao brand, successfully establishing a presence in Singapore and the United States in 2012 and 2013, respectively, laying the foundation for the group's current operations in the international market. We are confident that Ms. Yang will further strengthen our operations and drive our strategic growth initiatives in today’s dynamic market.”

Ms. Yang demonstrates a commitment to excellence in the catering industry. Ms. Yang joined Haidilao in 1995 as a waitress and served as a manager at Sichuan Haidilao Catering Co., Ltd (“Sichuan Haidilao”) from June 1997 to March 2001. In April 2001, she was appointed as a director of Sichuan Haidilao, and was re-designated as a non-executive director of Sichuan Haidilao in 2018. Ms. Yang has served in a number of roles at Haidilao International Holding Ltd. (HKEX: 6862), including as a director from July 2015 to January 2018, as the Chief Operating Officer from January 2018 to March 2022, as the deputy Chief Executive Officer from August 2021 to March 2022, as an executive director from August 2021 to June 2024, and as the Chief Executive Officer from March 2022 to June 2024. During her tenure as CEO of Haidilao International, she successfully led it through the pandemic cycle, turning losses into profits in 2022 and achieving a net profit of 4.495 billion yuan in 2023. Ms. Yang completed the PRC Entities CEO and Finance CEO Program hosted by the Cheung Kong Graduate School of Business in 2016.

Ms. Yang’s appointment follows the resignation of Mr. Li Yu as Chief Executive Officer of Super Hi, effective July 1, 2024. Mr. Li will continue to serve the Company as a senior regional manager and as an executive director. In addition, Mr. Wang Jinping has resigned as executive director and Chief Operating Officer of Super Hi, effective July 1, 2024, to focus on new business incubation for the Company. On behalf of the Company, the Board extends its sincere gratitude to Mr. Li for his leadership during his tenure as CEO. The Company looks forward to his continued contribution as an executive director and senior regional manager.

Following the foregoing changes, the Company’s board of directors will consist of four directors, namely Ms. Shu Ping, Ms. Yang Lijuan, Mr. Li Yu, Ms. Liu Li and three independent directors, namely Mr. Tan Kang Uei (Anthony), Mr. Teo Ser Luck, and Mr. Lien Jown Jing (Vincent), effective July 1, 2024.

About Super Hi

Super Hi operates Haidilao hot pot restaurants in the international market. Haidilao is a leading Chinese cuisine restaurant brand. With roots in Sichuan from 1994, Haidilao has become one of the most popular and largest Chinese cuisine brands in the world. With over 30 years of brand history, Haidilao is well-loved by guests for its unique dining experience — warm and attentive service, great ambiance and delicious food, standing out among global restaurant chains, which has made Haidilao restaurants into a worldwide cultural phenomenon. As of March 31, 2024, Super Hi had 119 self-operated Haidilao restaurants in 13 countries across four continents, making it the largest Chinese cuisine restaurant brand in the international market in terms of number of countries covered by self-operated restaurants.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. SUPER HI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “SEHK”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about SUPER HI’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: SUPER HI’s operations and business prospects; future developments, trends and conditions in the industry and markets in which SUPER HI operates; SUPER HI’s strategies, plans, objectives and goals and SUPER HI’s ability to successfully implement these strategies, plans, objectives and goals; SUPER HI’s ability to maintain an effective food safety and quality control system; SUPER HI’s ability to continue to maintain its leadership position in the industry and markets in which SUPER HI operates; SUPER HI’s dividend policy; SUPER HI’s capital expenditure plans; SUPER HI’s expansion plans; SUPER HI’s future debt levels and capital needs; SUPER HI’s expectations regarding the effectiveness of its marketing initiatives and the relationship with third-party partners; SUPER HI’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to SUPER HI’s industry; SUPER HI’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in SUPER HI’s filings with the SEC and the announcements and filings on the website of the SEHK. All information provided in this press release is as of the date of this press release, and SUPER HI does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations
Email: superhi_ir@superhi-inc.com

Phone: +1 (212) 574-7992

Public Relations
Email: media.hq@superhi-inc.com

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